

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

John Finnucan
Chief Accounting Officer
Fisker Inc./DE
1888 Rosecrans Avenue
Manhattan Beach, CA 90266

Re: Fisker Inc./DE
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-38625

Dear John Finnucan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing